

**UNITED STATES**
## SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

Mail Stop 3030

December 18, 2008

Mr. C. Richard Neely Jr.
Chief Financial Officer
Monolithic Power Systems, Inc.
6409 Guadalupe Mines Road
San Jose, CA 95120

      RE:    **Monolithic Power Systems, Inc.**
              **Form 10-K/A Amendment No. 1**
                 **for the fiscal year ended December 31, 2007**
              **Filed May 12, 2008**
              **Form 10-Q for the quarterly period ended September 30, 2008**
              **Filed October 23, 2008**
              **File No. 0-51026**

Dear Mr. Neely:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Angela J. Crane
                         Accounting Branch Chief